UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2020 Results,” dated November 12, 2020.

Exhibit

1.	Press Release dated November 12, 2020

Textainer Group Holdings Limited

Reports Third-Quarter 2020 Results

HAMILTON, Bermuda – (PRNewswire) – November 12, 2020 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third-quarter ended September 30, 2020.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q3 2020	Q2 2020	Q3 2019
Lease rental income	$149,130	$144,774	$155,848
Gain on sale of owned fleet containers, net	$7,976	$5,640	$6,092
Income from operations	$54,109	$49,265	$53,487
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$15,989	$10,578
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.32	$0.30	$0.18
Adjusted net income (1)	$21,634	$14,794	$12,950
Adjusted net income per diluted common share (1)	$0.41	$0.28	$0.22
Adjusted EBITDA (1)	$118,960	$109,977	$118,254
Average fleet utilization (2)	96.0%	95.4%	97.3%
Total fleet size at end of period (TEU) (3)	3,599,889	3,458,080	3,557,466
Owned percentage of total fleet at end of period	87.1%	86.1%	80.7%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.

(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $17.0 million for the third quarter or $0.32 per diluted common share, as compared to $16.0 million or $0.30 per diluted common share in the second quarter of 2020;
•	Adjusted net income of $21.6 million for the third quarter, or $0.41 per diluted common share, as compared to $14.8 million, or $0.28 per diluted common share in the second quarter of 2020;
•	Adjusted EBITDA of $119.0 million for the third quarter, as compared to $110.0 million in the second quarter of 2020;
•	Utilization averaged 96.0% for the third quarter and is currently at 97.7%;
•

Container deliveries of approximately $420 million during the third quarter, for a total $610 million delivered through the first nine months of the year, virtually all of which are currently on lease;

•

Issued $450 million and $829 million of fixed-rate asset backed notes on August 20, 2020 and September 21, 2020, respectively, for a combined total of nearly $1.3 billion. Proceeds were used to pay down certain fixed-rate asset backed notes and variable-rate facilities, lowering our effective interest rate to 3.10% and creating additional borrowing capacity for future container investments; and

•

Repurchased 2,376,222 shares of common stock at an average price of $11.61 per share during the third quarter under the share repurchase program. As announced on September 14, 2020, Textainer’s Board of Directors authorized an increase to the share repurchase program for an additional $50 million of the Company’s outstanding shares. As of the end of the third quarter, the remaining authority under the share repurchase program totaled $34.9 million.

“We are very pleased with our much-improved performance and outlook which demonstrates the effectiveness and disciplined execution of our long-term strategic turnaround plan. For the quarter, we delivered lease rental income of $149.1 million, adjusted EBITDA of $119.0 million and adjusted net income of $21.6 million,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Industry fundamentals have improved dramatically since June, allowing us to seize upon substantial business opportunities that will continue to generate long-term additional revenue and continue to improve our profitability over the coming quarters. During the quarter, we leased out over 390,000 TEU of factory and depot containers, helping improve our utilization which currently stands at 97.7%. Container prices and lease terms steadily improved in the third quarter and remain at attractive levels today.

“In addition, we have taken a number of actions this year to strengthen our business, financial resources and long-term outlook. In particular, since the beginning of the year, we lowered our borrowing costs with the successful issuance of nearly $1.3 billion in asset backed financings, we invested over $56 million in share buybacks, and we invested over $610 million in containers delivered through the third quarter.

“We expect steady earnings momentum to continue in the fourth quarter, driven by growth and operating efficiencies. While we are optimistic about our outlook in 2021, significant uncertainties remain due to the unpredictable impact of a resurgence of COVID-19. We continue to be committed to delivering long term value to our shareholders while maintaining a strong financial position to support the future growth of our business,” concluded Ghesquiere.

Third-Quarter Results

Lease rental income increased $4.4 million from the second quarter of 2020, due primarily to an increase in utilization and fleet size.

Gains on sale of owned fleet containers, net increased $2.3 million from the second quarter of 2020, due primarily to an increase in the number of containers sold.

Direct container expense – owned fleet increased $1.1 million from the second quarter of 2020, which includes higher handling and maintenance to prepare depot units for lease-out, partially offset by lower storage costs resulting from an increase in utilization.

Depreciation expense increased $1.5 million from the second quarter of 2020, primarily due to an increase in fleet size.

General and administrative expense increased $1.0 million from the second quarter of 2020, due primarily to an increase in consulting fees associated with our IT enhancement project and management incentive compensation resulting from improved company performance.

Bad debt recovery was $2.1 million in the third quarter of 2020, resulting from a reduction in reserves due to improved collections, compared to a recovery of $0.3 million in the second quarter of 2020.

Write off of unamortized deferred debt issuance costs and bond discounts amounted to $8.6 million in the third quarter of 2020, resulting from the early redemption of certain fixed-rate asset backed notes in the quarter.

Conference Call and Webcast

A conference call to discuss the financial results for the third quarter 2020 will be held at 5:00 pm Eastern Time on Thursday, November 12, 2020. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.6 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) we expect earnings momentum to continue in the fourth quarter; (ii) will continue to generate long-term additional revenue and improve our profitability over the coming quarters; (iii) our actions this year will strengthen our business, financial resources and long-term outlook; and (iv) optimistic outlook in 2021; Textainer is well positioned to navigate through the current crisis and participate in an eventual recovery; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2020.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
Revenues:
Lease rental income - owned fleet		$133,587		$130,555		$392,307		$390,555
Lease rental income - managed fleet		15,543		25,293		47,075		77,650
Lease rental income		149,130		155,848		439,382		468,205

Management fees - non-leasing		1,696		1,582		3,724		5,823

Trading container sales proceeds		7,655		10,669		24,667		37,775
Cost of trading containers sold		(6,721)		(9,469)		(22,513)		(32,371)
Trading container margin		934		1,200		2,154		5,404

Gain on sale of owned fleet containers, net		7,976		6,092		19,410		18,263

Operating expenses:
Direct container expense - owned fleet		16,395		11,810		44,907		34,071
Distribution expense to managed fleet container investors		14,364		23,318		43,219		71,535
Depreciation expense		65,374		67,644		196,056		194,243
Amortization expense		645		481		1,766		1,576
General and administrative expense		10,868		9,364		30,872		28,638
Bad debt (recovery) expense, net		(2,095)		(1,198)		(326)		2,650
Container lessee default expense (recovery), net		76		(184)		(1,607)		7,718
Gain on insurance recovery and legal settlement		—		—		—		(841)
Total operating expenses		105,627		111,235		314,887		339,590
Income from operations		54,109		53,487		149,783		158,105
Other (expense) income:
Interest expense		(29,123)		(39,970)		(95,257)		(115,699)
Write-off of unamortized deferred debt issuance costs and bond discounts		(8,628)		—		(8,750)		—
Interest income		23		680		479		2,047
Realized (loss) gain on derivative instruments, net		(4,107)		170		(8,900)		2,709
Unrealized gain (loss) on derivative instruments, net		4,161		(2,478)		(9,434)		(18,315)
Other, net		859		(10)		803		(10)
Net other expense		(36,815)		(41,608)		(121,059)		(129,268)
Income before income tax and noncontrolling interest		17,294		11,879		28,724		28,837
Income tax benefit (expense)		152		(1,318)		(89)		(1,470)
Net income		17,446		10,561		28,635		27,367
Less: Net (income) loss attributable to the noncontrolling interest	(494)		17		(73)		575
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952		$10,578		$28,562		$27,942
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.32		$0.18		$0.53		$0.49
Diluted	$0.32		$0.18		$0.53		$0.49
Weighted average shares outstanding (in thousands):
Basic	52,514		57,503		54,221		57,493
Diluted	52,713		57,598		54,317		57,586
Other comprehensive income, before tax:
Change in derivative instruments designated as cash flow hedges		158		—		(13,093)		—
Reclassification of realized loss on derivative instruments designated as cash flow hedges		1,130		—		1,658		—
Foreign currency translation adjustments		105		(119)		3		(52)
Comprehensive income, before tax		18,839		10,442		17,203		27,315
Income tax (expense) benefit related to items of other comprehensive income		(17)		—		115		—
Comprehensive income, after tax		18,822		10,442		17,318		27,315
Comprehensive (income) loss attributable to the noncontrolling interest		(494)		17		(73)		575
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$18,328		$10,459		$17,245		$27,890

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$155,166	$180,552
Accounts receivable, net of allowance of $4,692 and $6,299, respectively	101,771	109,384
Net investment in finance leases, net of allowance of $199 and $0, respectively	59,485	40,940
Container leaseback financing receivable, net of allowance of $105 and $0, respectively	22,412	20,547
Trading containers	14,290	11,330
Containers held for sale	32,457	41,884
Prepaid expenses and other current assets	11,646	14,816
Due from affiliates, net	2,098	1,880
Total current assets	399,325	421,333
Restricted cash	78,712	97,353
Containers, net of accumulated depreciation of $1,566,794 and $1,443,167, respectively	4,102,791	4,156,151
Net investment in finance leases, net of allowance of $1,137 and $0, respectively	555,427	254,363
Container leaseback financing receivable, net of allowance of $367 and $0, respectively	256,994	251,111
Fixed assets, net of accumulated depreciation of $12,695 and $12,266, respectively	834	1,128
Intangible assets, net of accumulated amortization of $47,125 and $45,359, respectively	3,525	5,291
Derivative instruments	-	135
Deferred taxes	1,388	1,388
Other assets	14,355	14,364
Total assets	$5,413,351	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$27,717	$23,404
Container contracts payable	325,897	9,394
Other liabilities	2,248	2,636
Due to container investors, net	18,501	21,978
Debt, net of unamortized costs of $6,542 and $8,120, respectively	240,144	242,433
Total current liabilities	614,507	299,845
Debt, net of unamortized costs of $22,430 and $21,446, respectively	3,481,145	3,555,296
Derivative instruments	34,512	13,778
Income tax payable	10,035	9,909
Deferred taxes	7,335	7,789
Other liabilities	17,083	30,355
Total liabilities	4,164,617	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,413,983 shares issued and 50,947,887 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	584	583
Treasury shares, at cost, 7,466,096 and 1,508,637 shares, respectively	(74,525)	(17,746)
Additional paid-in capital	414,036	410,595
Accumulated other comprehensive loss	(11,828)	(511)
Retained earnings	894,135	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,222,402	1,259,379
Noncontrolling interest	26,332	26,266
Total equity	1,248,734	1,285,645
Total liabilities and equity	$5,413,351	$5,202,617

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income	$28,635	$27,367
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	196,056	194,243
Bad debt (recovery) expense, net	(326)	2,650
Container (recovery) write-off from lessee default, net	(140)	7,154
Unrealized loss on derivative instruments, net	9,434	18,315
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	14,761	5,922
Amortization of intangible assets	1,766	1,576
Gain on sale of owned fleet containers, net	(19,410)	(18,263)
Gain on insurance recovery and legal settlement	—	(841)
Share-based compensation expense	3,218	3,213
Changes in operating assets and liabilities	54,319	80,875
Total adjustments	259,678	294,844
Net cash provided by operating activities	288,313	322,211
Cash flows from investing activities:
Purchase of containers and fixed assets	(273,171)	(449,105)
Payment on leaseback financing receivable	(24,089)	(271,976)
Receipt of principal payments on container leaseback financing receivable	15,788	2,083
Proceeds from sale of containers and fixed assets	109,144	111,523
Net cash used in investing activities	(172,328)	(607,475)
Cash flows from financing activities:
Proceeds from debt	1,626,759	995,134
Principal payments on debt	(1,704,132)	(654,723)
Principal repayments on container leaseback financing liability, net	(12,754)	—
Purchase of treasury shares	(56,779)	(2,558)
Debt issuance costs	(13,333)	(7,368)
Dividends paid to noncontrolling interest	—	(2,744)
Issuance of common shares upon exercise of share options	224	121
Net cash (used in) provided by financing activities	(160,015)	327,862
Effect of exchange rate changes	3	(52)
Net (decrease) increase in cash, cash equivalents and restricted cash	(44,027)	42,546
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of the period	$233,878	$267,474

Use of Non-GAAP Financial Information

To supplement Textainer’s condensed consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance, as we intend to hold derivative instruments until maturity and any unrealized gain or loss on derivative instruments is a non-cash, non-operating item. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and nine months ended September 30, 2020 and 2019 and for the three months ended June 30, 2020.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$15,989	$10,578	$28,562	$27,942
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	8,628	—	—	8,750	—
Unrealized (gain) loss on derivative instruments, net	(4,161)	(1,342)	2,478	9,434	18,315
Gain on insurance recovery and legal settlement	—	—	—	—	(841)
Impact of reconciling items on income tax (benefit) expense	(42)	13	(27)	(179)	(173)
Impact of reconciling items attributable to the noncontrolling interest	257	134	(79)	(437)	(845)
Adjusted net income	$21,634	$14,794	$12,950	$46,130	$44,398

Adjusted net income per diluted common share	$0.41	$0.28	$0.22	$0.85	$0.77

	Three Months Ended,			Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$15,989	$10,578	$28,562	$27,942
Adjustments:
Interest income	(23)	(56)	(680)	(479)	(2,047)
Interest expense	29,123	30,022	39,970	95,257	115,699
Write-off of unamortized deferred debt issuance costs and bond discounts	8,628	—	—	8,750	—
Realized loss (gain) on derivative instruments, net	4,107	3,267	(170)	8,900	(2,709)
Unrealized (gain) loss on derivative instruments, net	(4,161)	(1,342)	2,478	9,434	18,315
Gain on insurance recovery and legal settlement	—	—	—	—	(841)
Income tax (benefit) expense	(152)	1,074	1,318	89	1,470
Net income (loss) attributable to the noncontrolling interest	494	308	(17)	73	(575)
Depreciation expense	65,374	63,848	67,644	196,056	194,243
Container write-off (recovery) from lessee default, net	33	(1,557)	(576)	(1,525)	7,154
Amortization expense	645	557	481	1,766	1,576
Impact of reconciling items attributable to the noncontrolling interest	(2,060)	(2,133)	(2,772)	(7,507)	(9,099)
Adjusted EBITDA	$118,960	$109,977	$118,254	$339,376	$351,128

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$15,989	$10,578	$28,562	$27,942
Adjustments:
Container impairment	3,074	1,197	5,351	8,857	17,069
Gain on insurance recovery and legal settlement	—	—	—	—	(841)
Impact of reconciling items on income tax benefit	(28)	(12)	(53)	(86)	(158)
Impact of reconciling items attributable to the noncontrolling interest	(85)	(43)	(137)	(243)	(463)
Headline earnings	$19,913	$17,131	$15,739	$37,090	$43,549

Headline earnings per basic common share	$0.38	$0.32	$0.27	$0.68	$0.76
Headline earnings per diluted common share	$0.38	$0.32	$0.27	$0.68	$0.76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer